UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2014

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA

HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 13, 2014, Stratus Technologies Bermuda Holdings Ltd. (the “Company”) issued a press release announcing Company’s financial results for the fiscal quarter-to-date and year-to-date periods ended November 24, 2013.

A copy of the press release is attached as Exhibit 1 hereto.

Exhibits

Exhibit No.	Description

1	Press Release, dated January 13, 2014, issued by the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD. (Registrant)

Date: January 13, 2014	By:	/s/ Robert C. Laufer
Name: Robert C. Laufer
Title: Vice President and Treasurer

Form 6-K